Exhibit (a)(6)

Therma-Wave, Inc.

1250 Reliance Way

Fremont, CA 94539

______________, 2003

Confirmation of Participation in the Offer to Exchange

Thank you for participating in Therma-Wave, Inc.'s "Offer to Exchange Outstanding Options Issued Before July 1, 2002 and Having an Exercise Price Greater than $2.00 per Share Under the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan, the 1997 Employee Stock Purchase and Option Plan, the 1997 Special Employee Stock Purchase and Option Plan, and the 2000 Equity Incentive Plan" (the "Offer"). In the Letter(s) of Transmittal we have received from you, you have elected to exchange the following options:

Plan	Grant Date	Exercise Price	Number of Outstanding Shares

Total

Subject to the terms of the Offer and provided you are an employee of Therma-Wave or any Therma-Wave successor through the date we grant the new options, which will be one business day following the date we cancel the options accepted for exchange, we will grant you new options to purchase _________ shares of our common stock which is equal to seventy five percent (75%) of the number of shares of common stock you would have received if you had exercised the options you tendered as set forth above and which were cancelled on __________, 2003.

The new options will be granted under the eligible option plans and will be subject to the terms and conditions of the eligible option plans and a new option agreement between you and us. The new option agreement will be in substantially the same form as the option agreement or agreements for the options set forth above, however the vesting schedule and the term of the options will change. Also, the exercise price of the new options will be equal to the closing trading price of our common stock on The Nasdaq National Market on __________, 2003.

If you have any questions regarding the above, please send an email to TenderOffer@thermawave.com or call (510) 668-2678.